UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

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Commission File Number: 001-38328

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LexinFintech Holdings Ltd.

27/F CES Tower

No. 3099 Keyuan South Road

Nanshan District, Shenzhen 518057

The People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ___X____          Form 40-F     _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Appointment of New Director

LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumption and consumer finance platform for new generation consumers in China, today announced the appointment of Ms. Sunny Rui Sun, the Chief Financial Officer of the Company, as a director to the board of directors of the Company (the “Board”), effective on September 14, 2021. Concurrently, Mr. Craig Yan Zeng has tendered his resignation as a director, effective on September 14, 2021. Mr. Zeng’s resignation from the Board was due to personal reasons, and he will continue to serve as a senior consultant to the Company following his resignation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LexinFintech Holdings Ltd.

By	/s/ Jay Wenjie Xiao
Name:	Jay Wenjie Xiao
Title:	Chairman and Chief Executive Officer

Date: September 14, 2021